

October 25, 2010

Mr. Stevan R. Schott
Chief Financial Officer
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 5, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-10776**

Dear Mr. Schott:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director